Filed by IMC Global Inc.
Pursuant to Rule 425 under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under the Securities
Exchange Act of 1934

Subject Company: Phosphate Resource Partners Limited Partnership
Subject Company's Exchange Act File No: 1-9164

        This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, statements regarding expected quarterly and annual results for 2004, expectations regarding the phosphate market recovery and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of IMC Global's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

        The following factors, among others, could cause actual results to differ from those set forth in IMC Global's forward-looking statements: increased competition and its effect on pricing, spending, third-party relationships and revenues; the risk of new and changing regulation in the U.S. and internationally; recovery of the phosphate market; DAP and potash pricing, margins and realizations; and the prices of raw materials. Additional factors that could cause IMC Global's results to differ materially from those described in the forward-looking statements can be found in the 2003 Annual Report on Form 10-K of IMC Global filed with the Securities and Exchange Commission (the "SEC") and available at the SEC's Internet site (http://www.sec.gov).

        If the PLP merger transaction is pursued and moves forward to a vote of PLP unitholders, prior to any vote, IMC Global will file a Registration Statement with the SEC, which will include a proxy statement/prospectus and other relevant documents concerning the proper merger transaction. At that time PLP unitholders will be urged to read the proxy statement/prospectus and any other relevant documents filed with the SEC because they will contain important information relating to IMC Global, PLP and the proposed merger. You will be able to obtain the document free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by IMC Global, including periodic reports and current reports, free of charge by requesting them in writing from IMC Global Inc., 100 South Saunders Road, Lake Forest, Illinois 60045-2561, Attention: David A. Prichard, or by telephone at (847) 739-1200; e-mail: daprichard@imcglobal.com. You may obtain documents filed with the SEC by PLP free of charge by requesting them in writing from Phosphate Resource Partners Limited Partnership, 100 South Saunders Road, Suite 300, Lake Forest, Illinois 60045-2561, or by telephone, (847) 739-1200.

        IMC Global, and its respective directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies in connection with any possible merger transaction. Information regarding such persons and their interests in PLP is set forth in PLP's Annual Report on Form 10-K for the year ended December 31, 2003 under Items 10 and 12. Investors also will be able to obtain additional information regarding such persons and their interests in any possible transaction by reading IMC Global's registration statement relating to a possible merger when and if filed with the SEC.

***

IMC Global 2003 Annual Report

Letter to Shareholders

To Our Shareholders:

I write to you at a truly unique, pivotal and increasingly more optimistic time in the history of IMC Global. As we ended 2003 — a year in which our results were impacted by the protracted phosphate cycle downturn and record high input costs — and began 2004, prospects for increased shareholder value nonetheless have been heightened. Growing evidence of improving global agricultural and crop nutrient fundamentals, including the phosphate cycle recovery, and the January 27th announcement of our merger with Cargill Crop Nutrition are a compelling recipe for delivering much greater shareholder rewards than we have seen for many years.

We are working diligently to close the IMC Global/Cargill Crop Nutrition merger by mid-year, a combination that will create a new, publicly traded global crop nutrient company and provide immediate earnings per share accretion to shareholders, with even greater profitability growth in the years ahead. The combination of our collective Florida phosphate operations and extensive worldwide distribution networks offers increased shareholder value with projected, annualized synergies of about $145 million realized by the third year after the transaction closes. The new company offers an improved balance sheet and financial profile with reduced leverage, creating opportunities for additional financial flexibility not enjoyed for years. IMC shareholders retain ownership in a stronger public company as the phosphate pricing cycle is recovering and will participate in the benefits as the operating synergies are achieved over the next several years. We believe the combination with Cargill Crop Nutrition is the right strategic move and will obviously mark an historic transformation for IMC Global. More information about the pending merger is provided in a special section following this letter. A separate proxy statement will be circulated later with further information on the merger.

Potash and Phosphate Update

In spite of another solid performance by our very profitable potash business and a continuation of year-over-year improvements in diammonium phosphate (DAP) pricing, especially in the fourth quarter, we were not able to offset the ongoing impact of large increases in ammonia, sulphur and natural gas raw material costs which severely squeezed our phosphate margins. In fact, these raw material costs increased a combined $126 million in 2003 versus 2002, yet our operating earnings fell by only $56 million due to generally improved pricing and volume trends which drove a six percent growth in revenues.  Our industry-leading potash business turned in a strong 2003 performance with revenues and gross margins increasing 6 and 10 percent, respectively. Once again, our business was the largest global producer and seller of potash. IMC Potash achieved its largest annual sales volumes since 1997 on the strength of a 21 percent improvement in offshore shipments as part of a record year for the Canpotex export organization in which we hold a 37 percent share. Our potash capacity expansion at the end of 2002 proved to be well-timed with the surge in global demand last year. While export margins suffered somewhat from higher ocean freight rates, domestic potash realizations in 2003 more than recovered from some erosion in 2002 and are now poised to approach levels not achieved in some years as we begin the 2004 spring planting season. Most of these increases, however, were needed to offset the impact of the much stronger Canadian dollar versus the U.S. dollar.

Tight inventory management and buoyant global demand left IMC Potash at year-end 2003 with its lowest muriate of potash inventories since 1997. After producing more than eight million short tons of potash in 2003, IMC has nearly two million tons of additional, low-cost production capacity that can be easily tapped as worldwide potash demand expands at a projected three percent annual rate.

Since late December, DAP spot prices have seen a recovery, primarily due to tighter worldwide supply and demand, but also in part pushed by stubbornly high raw material costs, primarily ammonia and natural gas. More recent price increases have outstripped raw material costs, resulting in encouraging phosphate margin expansion in the first quarter. Abatement is forecast in ammonia, natural gas and, for that matter, sulphur costs, brightening the outlook for phosphate margins in 2004 and beyond.

We share industry consultants’ views that 2004 should be a third consecutive year of improved DAP pricing as supply and demand continues to tighten, operating rates edge higher and U.S. exports increase, driven by a rebound in exports to such key markets as China and India and expectations for sustained, double-digit demand growth in Brazil.

The 2004 U.S. spring planting season appears promising, with higher farm income and crop prices giving growers more confidence to optimize their yields through increased fertilizer applications and plantings. Potash and phosphate demand could rise two to three percent with corn and soybean planted acreage likely to increase versus 2003.

With the Tampa DAP export spot price recovering, multi-year phosphate and potash supply agreements in place with China, and prospects for an even better potash business performance, IMC Global is starting from a much firmer base to achieve meaningful margin improvement in 2004.

Operational Excellence

Ensuring that IMC Global is a low-cost industry player remains a key shareholder value driver. We continued to implement Operational Excellence and other programs in 2003 to help IMC Global maintain a sustainable, long-term competitive advantage through a low-cost structure, streamlined operating processes and a reduced asset base. Our Six Sigma system is the foundation of the IMC continuous improvement programs. Six Sigma cost savings totaled $12 million in 2003 alone. Our multi-year, Operational Excellence re-engineering initiative should deliver substantially reduced costs and revenue enhancements through core business process redesign and maximization. IMC management will continue to take actions to reduce costs in areas over which we have direct control. I am confident that continuous improvement and Six Sigma are integral to IMC’s culture.

FINANCIAL HIGHLIGHTS AND OPERATING STATISTICS(a)

(In millions, except volume, price and per share data)

	2002	2003	Change
Years ended December 31:
Phosphate sales volumes (000 tons)	6,188	6,030	(3)%
Potash sales volumes (000 tons)	7,944	8,586	8%
Average DAP price per short ton	$137.0	$154.0	12%
Average potash price per short ton	$74.0	$73.0	(1)%

Net sales	$2,057.4	$2,190.6	6%
Gross margins	263.0	181.2	(31)%
Operating earnings(b)	182.3	126.4	(31)%
Loss from continuing operations(c)	(13.8)	(37.6)	n/m
Loss per share from continuing operations(d)	(0.13)	(0.37)	n/m

Capital expenditures	$140.0	$120.3	(14)%
Dividends paid per common share	0.08	0.06	(25)%
Dividends declared per preferred share	—	1.8854	100%

At December 31:
Total assets(e)	$3,637.1	3,670.7	1%
Total Debt	2,271.5	2,116.8	(7)%
Stockholder’s equity(e)	391.7	526.6	34%

(a)          Operating results reflect Chemicals as discontinued operations.

(b)         Includes a gain on sale of operating assets of $31.3 million and restructuring activity of $6.5 million in 2003.

(c)          Includes a gain on sale of operating assets of $79.2 million and restructuring activity of $6.5 million in 2003.

(d)         Includes a gain on sale of operating assets of $79.2 million, restructuring activity of $6.5 million and preferred stock dividends of $5.2 million in 2003.

(e)          Includes impact of discontinued operations and special charges.

n/m - not meaningful

Stronger Balance Sheet

We completed an integrated financing program in the summer of 2003 that pushed out debt repayment dates, boosted our cash reserves, improved liquidity, and restored full borrowing capacity from our bank credit revolver. Almost all of our $450 million of outstanding 2005 debt was refinanced, leaving the Company with no major public debt maturities until July 2007. We also established a new, secured Canadian working capital facility of up to $55 million to give us a lower-cost and more flexible borrowing capability.

Two other transactions were completed in 2003. We sold our sulphate of potash business line and monetized most of our retained equity investment in our former salt business for $77 million in cash. We also sold our Port Sutton marine terminal for $23 million and recently closed on the sale of the remaining soda ash chemical assets that have been classified as non-core, discontinued businesses. Coupled with strong controls over capital spending, working capital, and selling, general and administrative costs, IMC

Global ended 2003 with total cash and bank revolver availability of $237 million. We believe this gives our Company a firmer financial footing over the next several years to benefit from the phosphate market recovery and the steady, ongoing growth from our potash business.

We have moved to simplify our corporate structure and reduce complexity with a proposal to convert each public unit of Phosphate Resource Partners Limited Partnership (PLP), in which IMC has an indirect 51.6 percent ownership, into the right to receive 0.2 shares of IMC common stock. With support from PLP’s largest public unitholders and a recommendation to vote in favor of the proposal from the Board and independent Special Committee of the IMC subsidiary that is the Administrative Managing General Partner of PLP, we expect to complete this transaction in the next several months. It will eliminate the minority interest of 20 percent in IMC Phosphates Company and result in the issuance of about 10 million additional shares of IMC Global common stock. We believe this merger proposal represents a reasonable value proposition for IMC shareholders and PLP unitholders, especially as the phosphate cycle continues to recover. It also is a condition for closing IMC Global’s combination with Cargill Crop Nutrition.

Improving Fundamentals

In late 2003 as well as in 2004 to date, we have seen indicators of steady improvement in the worldwide agricultural and crop nutrient environment. Grain inventories are at historically low levels with the world stocks-to-use ratio now at only 16 percent. Importantly, China also is drawing down its corn stocks. In response, global commodity prices, especially in the U.S., have hit cyclically high levels. Corn is at about $3.00 per bushel and soybeans have risen above $10.00 per bushel, both sending strong signals to farmers to plant more acres and intensify their fertilizer application and cropping practices. U.S. net cash farm income in 2003 was up 28 percent from 2002, reaching its highest level ever and solidifying grower sentiment to capture the benefits of dramatically increased commodity prices. Scientific studies confirm that a significant percentage of fields here and abroad have deficient phosphate and potash levels that should be replenished as the optimum path to boosting crop yields.

World crop nutrient demand, which increased by more than three percent in 2003, is forecasted by industry consultants to grow by a similar amount in 2004, which should contribute to enhanced margins for both phosphate and potash. In short, it appears there is a broad-based agricultural sector and crop nutrient demand recovery under way.

Setting the Stage for Better Value

Improving agricultural and crop nutrient markets, especially the benefits that IMC Global should derive from a phosphate cycle recovery, are a powerful backdrop for our merger with Cargill Crop Nutrition. We believe this combination will significantly add to future shareholder value for the reasons detailed in the following pages. In addition, our actions in recent years have ensured that IMC Global has the industry position and low-cost production to maximize the Company’s upside earnings potential. The dedicated people of IMC Global have worked long and hard to bring the Company to this point. And, now, with the many benefits of the IMC/Cargill merger at hand, on top of the improving crop nutrient cycle, we believe shareholders and other stakeholders have a unique value creation proposition ahead.

The legacy of IMC Global will continue on in the form of a new, much stronger and more global crop nutrient company. While not under the same name, the new IMC Global will offer greater value in an improving industry period and be better able to prosper throughout future cycles. To our Board of Directors, employees, customers and shareholders, I thank you for your steady support and valuable contributions through the years.

Sincerely,

/s/ Douglas A. Pertz

Douglas A. Pertz
Chairman and Chief Executive Officer
March 22, 2004

World Potash Balance Tightens

40
30
20
10
0
Million Tonnes
90%
80%
70%
60%
50%
40%
30%
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
Capacity
Production
Operating Rate

Source: FERTECON, IMC

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DAP Recovery Continues

$/MT FOB Tampa
Current Price $218/MT
Idle Capacity Restart Announcement
China Enters WTO; Higher Annual Imports Resume
Spring Seasonal Softness
Bottom-of-Cycle Price
Strong Export Demand
Fall Seasonal Softness
Farmland-Hydro DAP Liquidation
230
220
210
200
190
180
170
160
150
140
130
Jun-01
Aug-01
Oct-01
Jan-02
Mar-02
May-02
Aug-02
Oct-02
Dec-02
Mar-03
May-03
Aug-03
Oct-03
Dec-03
Mar-04

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Markets Sending Strong Signals to Farmers

11.0
10.0
9.0
8.0
7.0
6.0
5.0
4.0
3.0
2.0
1.0
0.0
Soybeans $/bu
4.0
3.5
3.0
2.5
2.0
1.5
1.0
0.5
0.0
Corn $/bu
Jan-02
Feb-02
Mar-02
Apr-02
May-02
Jun-02
Jul-02
Aug-02
Sep-02
Oct-02
Nov-02
Dec-02
Jan-03
Feb-03
Mar-03
Apr-03
May-03
Jun-03
Jul-03
Aug-03
Sep-03
Oct-03
Nov-03
Dec-03
Jan-04
Feb-04
Mar-04
Soybeans
Corn

Source: Doane Agricultural Services

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World Potash Balance Tightens

	1996	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
Capacity	34.823	34.403	34.74	35.2	35.5	35.5	36.03	36.257	36.474	36.792	37.09
Operating Rate	0.67	0.742	0.75	0.74	0.74	0.74	0.73	0.75	0.77	0.79	0.8
Production	23.33	25.538	25.964	25.872	26.332	26.329	26.7	27.224	28.1	29	29.7

Source:  FERTECON, IMC

DAP Recovery Continues

15-Jan-99	202
22-Jan-99	202
29-Jan-99	201
5-Feb-99	201
12-Feb-99	201
19-Feb-99	200
26-Feb-99	200
5-Mar-99	197
12-Mar-99	197
19-Mar-99	197
26-Mar-99	193
2-Apr-99	193
9-Apr-99	193
16-Apr-99	193
23-Apr-99	193
30-Apr-99	191
7-May-99	191
14-May-99	190
21-May-99	190
28-May-99	186
4-Jun-99	185
11-Jun-99	185
18-Jun-99	185
25-Jun-99	185
2-Jul-99	184
9-Jul-99	182
16-Jul-99	181
23-Jul-99	181
30-Jul-99	180
6-Aug-99	180
13-Aug-99	178
20-Aug-99	170
27-Aug-99	168
3-Sep-99	167
10-Sep-99	166
17-Sep-99	163
24-Sep-99	161
1-Oct-99	157
8-Oct-99	155
15-Oct-99	153
22-Oct-99	152
29-Oct-99	149
5-Nov-99	147
12-Nov-99	145
19-Nov-99	143
26-Nov-99	143
3-Dec-99	145
10-Dec-99	146
17-Dec-99	147
24-Dec-99	147
31-Dec-99	148
7-Jan-00	149
14-Jan-00	149
21-Jan-00	149
28-Jan-00	149
4-Feb-00	148
11-Feb-00	148
18-Feb-00	149
25-Feb-00	149
3-Mar-00	148
10-Mar-00	148
17-Mar-00	148
24-Mar-00	146
31-Mar-00	146
7-Apr-00	146
14-Apr-00	146
21-Apr-00	147
28-Apr-00	146
5-May-00	145
12-May-00	145
19-May-00	145
26-May-00	144
2-Jun-00	144
9-Jun-00	144
16-Jun-00	144
23-Jun-00	143
30-Jun-00	146
7-Jul-00	150
14-Jul-00	156
21-Jul-00	162
28-Jul-00	162
4-Aug-00	163
11-Aug-00	167
18-Aug-00	170
25-Aug-00	170
1-Sep-00	170
8-Sep-00	170
15-Sep-00	169
22-Sep-00	167
29-Sep-00	164
6-Oct-00	162
13-Oct-00	162
20-Oct-00	161
27-Oct-00	160
3-Nov-00	160
10-Nov-00	158
17-Nov-00	158
24-Nov-00	157
1-Dec-00	157
8-Dec-00	156
15-Dec-00	156
22-Dec-00	156
29-Dec-00	156
5-Jan-01	155
12-Jan-01	155
19-Jan-01	154
26-Jan-01	158
2-Feb-01	162
9-Feb-01	166
16-Feb-01	166
23-Feb-01	166
2-Mar-01	166
9-Mar-01	165
16-Mar-01	165
23-Mar-01	165
30-Mar-01	163
6-Apr-01	157
13-Apr-01	153
20-Apr-01	152
27-Apr-01	148
4-May-01	145
11-May-01	142
18-May-01	138
25-May-01	137
1-Jun-01	135
8-Jun-01	134
15-Jun-01	135
22-Jun-01	135
29-Jun-01	136
6-Jul-01	138
13-Jul-01	138
20-Jul-01	140
27-Jul-01	141
3-Aug-01	139
10-Aug-01	139
17-Aug-01	138
24-Aug-01	137
31-Aug-01	137
7-Sep-01	137
14-Sep-01	137
21-Sep-01	135
28-Sep-01	135
5-Oct-01	135
12-Oct-01	137
19-Oct-01	140
26-Oct-01	146
2-Nov-01	144
9-Nov-01	146
16-Nov-01	146
23-Nov-01	147
30-Nov-01	147
7-Dec-01	148
14-Dec-01	150
21-Dec-01	151
28-Dec-01	151
4-Jan-02	151
11-Jan-02	153
18-Jan-02	154
25-Jan-02	155
1-Feb-02	155
8-Feb-02	156
15-Feb-02	156
22-Feb-02	156
1-Mar-02	156
8-Mar-02	156
15-Mar-02	156
22-Mar-02	155
1-Apr-02	154
8-Apr-02	153
15-Apr-02	151
22-Apr-02	148
29-Apr-02	146
6-May-02	149
13-May-02	151
20-May-02	153
27-May-02	156
3-Jun-02	158.75
10-Jun-02	160.5
17-Jun-02	161.5
24-Jun-02	166.25
1-Jul-02	167.5
8-Jul-02	167.38
15-Jul-02	167.25
22-Jul-02	170
29-Jul-02	171
5-Aug-02	171
12-Aug-02	171
19-Aug-02	171
26-Aug-02	168
2-Sep-02	166
9-Sep-02	166
16-Sep-02	164
23-Sep-02	164
30-Sep-02	165
7-Oct-02	162
14-Oct-02	153
21-Oct-02	153
28-Oct-02	152
4-Nov-02	151
11-Nov-02	151
18-Nov-02	152
25-Nov-02	152
2-Dec-02	150
9-Dec-02	150
16-Dec-02	150
23-Dec-02	149
6-Jan-03	151
13-Jan-03	155
20-Jan-03	159
27-Jan-03	160
7-Feb-03	165
14-Feb-03	171
21-Feb-03	172
28-Feb-03	177
7-Mar-03	184
14-Mar-03	189
21-Mar-03	193
28-Mar-03	192
4-Apr-03	191
11-Apr-03	190
18-Apr-03	188
25-Apr-03	188
2-May-03	187
9-May-03	183
16-May-03	177
23-May-03	174
30-May-03	172
6-Jun-03	172
16-Jun-03	172
23-Jun-03	170
30-Jun-03	175
4-Jul-03	178
11-Jul-03	181
18-Jul-03	181
25-Jul-03	181
1-Aug-03	181
8-Aug-03	181
15-Aug-03	181
22-Aug-03	180
29-Aug-03	180
5-Sep-03	180
12-Sep-03	180
19-Sep-03	179
26-Sep-03	177
3-Oct-03	176
10-Oct-03	172
17-Oct-03	169
24-Oct-03	167
31-Oct-03	170
7-Nov-03	174
14-Nov-03	179
21-Nov-03	182
28-Nov-03	190
5-Dec-03	202
12-Dec-03	203
19-Dec-03	204
26-Dec-03	204
9-Jan-04	210
16-Jan-04	212
23-Jan-04	216
30-Jan-04	218
6-Feb-04	221
13-Feb-04	221
20-Feb-04	221
27-Feb-04	221
5-Mar-04

Markets Sending Strong Signals to Farmers

	Corn	Soybeans
3-Jan-02	1.95	4.17
10-Jan-02	1.94	4.24
17-Jan-02	1.96	4.37
24-Jan-02	1.94	4.26
31-Jan-02	1.92	4.2
7-Feb-02	1.91	4.22
14-Feb-02	1.95	4.27
21-Feb-02	1.97	4.32
28-Feb-02	1.91	4.28
7-Mar-02	1.92	4.43
14-Mar-02	1.94	4.56
21-Mar-02	1.93	4.47
28-Mar-02	1.93	4.63
4-Apr-02	1.9	4.46
11-Apr-02	1.89	4.47
18-Apr-02	1.89	4.6
25-Apr-02	1.88	4.64
2-May-02	1.87	4.54
9-May-02	1.93	4.66
16-May-02	2	4.78
23-May-02	1.97	4.86
30-May-02	2.01	4.97
6-Jun-02	2	5.08
13-Jun-02	2.04	4.97
20-Jun-02	2.03	4.85
27-Jun-02	2.18	5.15
4-Jul-02	2.15	5.41
11-Jul-02	2.09	5.54
18-Jul-02	2.19	5.76
25-Jul-02	2.32	5.59
1-Aug-02	2.37	5.6
8-Aug-02	2.36	5.38
15-Aug-02	2.62	5.94
22-Aug-02	2.53	5.54
29-Aug-02	2.5	5.55
5-Sep-02	2.65	5.68
12-Sep-02	2.68	5.76
19-Sep-02	2.52	5.57
26-Sep-02	2.46	5.52
3-Oct-02	2.42	5.18
10-Oct-02	2.39	5.03
17-Oct-02	2.46	5.32
24-Oct-02	2.38	5.39
31-Oct-02	2.4	5.44
7-Nov-02	2.33	5.6
14-Nov-02	2.37	5.61
21-Nov-02	2.39	5.59
28-Nov-02	2.34	5.65
5-Dec-02	2.28	5.51
12-Dec-02	2.31	5.65
19-Dec-02	2.32	5.54
26-Dec-02	2.35	5.57
2-Jan-03	2.32	5.74
9-Jan-03	2.37	5.74
16-Jan-03	2.23	5.41
23-Jan-03	2.27	5.54
30-Jan-03	2.29	5.54
6-Feb-03	2.34	5.58
13-Feb-03	2.36	5.67
20-Feb-03	2.33	5.63
27-Feb-03	2.29	5.77
6-Mar-03	2.36	5.56
13-Mar-03	2.34	5.69
20-Mar-03	2.33	5.68
27-Mar-03	2.26	5.74
3-Apr-03	2.36	5.8
10-Apr-03	2.36	5.94
17-Apr-03	2.35	6.1
24-Apr-03	2.35	5.98
1-May-03	2.31	6.21
8-May-03	2.41	6.16
15-May-03	2.51	6.39
22-May-03	2.36	6.16
29-May-03	2.39	6.21
5-Jun-03	2.32	6.12
12-Jun-03	2.44	6.18
19-Jun-03	2.43	6.26
26-Jun-03	2.32	6.18
3-Jul-03	2.26	6.2
10-Jul-03	2.18	6.03
17-Jul-03	2.09	5.82
24-Jul-03	2.05	5.53
31-Jul-03	2.02	5.35
7-Aug-03	2.07	5.35
14-Aug-03	2.14	5.52
21-Aug-03	2.21	5.85
28-Aug-03	2.28	5.99
4-Sep-03	2.4	6.03
11-Sep-03	2.16	6.12
18-Sep-03	2.06	6.1
25-Sep-03	2.07	6.35
2-Oct-03	2.03	6.76
9-Oct-03	2.07	6.74
16-Oct-03	2.02	7.08
23-Oct-03	2.22	7.47
30-Oct-03	2.34	7.79
6-Nov-03	2.22	7.44
13-Nov-03	2.29	7.6
20-Nov-03	2.28	7.48
27-Nov-03	2.36	7.74
4-Dec-03	2.39	7.57
11-Dec-03	2.41	7.55
18-Dec-03	2.39	7.49
25-Dec-03	2.26	7.49
1-Jan-04	2.36	7.79
8-Jan-04	2.4	7.87
15-Jan-04	2.51	8.19
22-Jan-04	2.6	8.28
29-Jan-04	2.56	8
5-Feb-04	2.62	8.25
12-Feb-04	2.71	8.19
19-Feb-04	2.77	8.78
26-Feb-04	2.88	9.25
5-Mar-04	2.81	9.35
12-Mar-04	2.84	9.43
19-Mar-04	2.95	10.11
26-Mar-04

Source: Doane Agricultural Services